SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549
                             _ _ _ _ _ _ _ _ _ _ _ _


                                    FORM 6-K


                        REPORT of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2003


                                  Filtronic plc
               (Exact name of registrant as specified in charter)


The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F _ X _       Form 40-F _ _ _


Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


Yes _ _ _             No _ X _


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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


Filtronic plc



Date:  October 17, 2003           By:  /s/ Maura Moynihan
                                  _ _ _ _ _ _ _ _ _ _

                                  Name:   Maura Moynihan
                                  Title:  General Counsel

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Filtronic plc



2. Name of shareholder having a major interest


Fidelity International Limited and certain of its subsidiary companies, also comprising the notifiable interest of Mr Edward C
Johnson 3rd, principal
shareholder of Fidelity International Limited



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


See attached schedule



5. Number of shares / amount of stock acquired


395,607



6. Percentage of issued class


0.531%



7. Number of shares / amount of stock disposed


N/a



8. Percentage of issued class


N/a



9. Class of security


Ordinary shares



10. Date of transaction


Notification was dated 14 October 2003



11. Date company informed


14 October 2003



12. Total holding following this notification


9,032,783



13. Total percentage holding of issued class following this notification


12.12%



14. Any additional information






15. Name of contact and telephone number for queries


Maura Moynihan +44 1274 231014



16. Name and signature of authorised company official responsible for making this notification


Maura Moynihan



Date of notification

15 October 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                 Filtronic plc

                     Schedule to Schedule 10 15.10.03 - FIL


Registered Holder             Shares Held

Chase Nominees Ltd            5,340,570
Chase Manhatten Bank London   25,663
Nortrust Nominees Ltd         594,880
Bankers Trust                 919,562
MSS Nominees Ltd              55,300
BT Globenet Nominees Ltd      147,650
RBS Trust Bank                399,560
Citibank                      66,850
Bank of New York London       510,451
Northern Trust                336,690
HSBC                          444,207
Deutche Bank                  47,600
Mellon Nominees Ltd           40,100
Bank of New York Brussels     103,700

TOTAL                         9,032,783
